Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDING MARCH 31, 2026

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	March 31,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents (Note 15)	$1,495	$1,215
Investments	119	104
Trade and other receivables	212	232
Income tax receivables	24	24
Inventories (Note 5)	650	588
Other assets	45	33
	2,545	2,196
Non-current assets
Mineral properties, plant and equipment (Note 6)	5,301	5,338
Investment in Juanicipio (Note 7)	2,009	1,921
Inventories (Note 5)	54	52
Income tax receivables	38	33
Deferred tax assets (Note 13)	69	83
Other assets	116	119
Total assets	$10,132	$9,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$565	$549
Provisions (Note 9)	53	46
Lease obligations	51	53
Debt (Note 10)	4	5
Income tax payables	223	164
	896	817
Non-current liabilities
Provisions (Note 9)	573	589
Lease obligations	78	85
Debt (Note 10)	712	709
Other liabilities	108	106
Deferred tax liabilities	410	435
Total liabilities	$2,777	$2,741

Equity
Issued capital	7,440	7,448
Share-based compensation reserve	95	94
Investment revaluation reserve	(32)	(32)
Deficit	(149)	(513)
Total equity attributable to Company shareholders	7,354	6,997
Non-controlling interests	1	4
Total equity	7,355	7,001
Total liabilities and equity	$10,132	$9,742
See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON MAY 5, 2026

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended March 31,
	2026	2025
Revenue (Note 16)	$1,154	$773
Cost of sales (Note 16)
Production costs (Note 12)	(381)	(380)
Depreciation and amortization (Note 6)	(113)	(119)
Royalties	(52)	(23)
	(546)	(522)
Mine operating earnings (Note 16)	608	251

General and administrative	(39)	(25)
Income from investment in Juanicipio (Note 7)	88	—
Exploration and project development	(6)	(4)
Mine care and maintenance	(7)	(8)
Foreign exchange gains	4	—
Derivative gains	—	16
Loss on disposition of Mineral properties, plant and equipment	(9)	(1)
Change in asset retirement obligations	5	(2)
Other income (expense)	(1)	2
Earnings from operations	643	229
Investment income	22	5
Interest and finance expense	(24)	(20)
Earnings before income taxes	641	214
Income tax expense (Note 13)	(185)	(45)
Net earnings	$456	$169

Net earnings attributable to:
Equity holders of the Company	$457	$169
Non-controlling interests	(1)	—
	$456	$169

Total comprehensive earnings attributable to:
Equity holders of the Company	$457	$169
Non-controlling interests	(1)	—
	$456	$169

Earnings per share attributable to equity holders (Note 14)
Basic earnings per share	$1.08	$0.47
Diluted earnings per share	$1.08	$0.47

Weighted average number of common shares outstanding:
Basic	421,849	362,408
Diluted	421,930	362,520
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended March 31,
	2026	2025
Operating activities
Net earnings	$456	$169
Items not affecting cash:
Income tax expense (Note 13)	185	45
Depreciation and amortization (Note 6)	113	119
Income from investment in Juanicipio (Note 7)	(88)	—
Net realizable value inventory recovery (Notes 5,12)	(3)	(4)
Accretion on reclamation obligations (Note 9)	8	7
Change in asset retirement obligations	(5)	2
Investment income	(22)	(5)
Interest expense	16	12
Other operating activities (Note 15)	14	(8)
Income taxes paid	(135)	(95)
Reclamation paid (Note 9)	(5)	(3)
Net change in non-cash working capital items (Note 15)	(29)	(62)
Net cash provided by operating activities	$505	$177

Investing activities
Payments for mineral properties, plant and equipment	$(105)	$(68)
Purchase of investments	(1)	—
Net proceeds from derivatives	1	—
Interest received	9	7
Proceeds from dispositions of mineral property, plant and equipment	1	—
Net cash used in investing activities	$(95)	$(61)

Financing activities
Proceeds from common shares issued	$—	$1
Distributions to non-controlling interests	(2)	(1)
Dividends paid	(76)	(36)
Shares repurchased under Normal Course Issuer Bid (Note 11)	(25)	(20)
Repayment of debt (Note 10)	(2)	(2)
Interest paid	(10)	(9)
Payment of equipment leases	(15)	(12)
Net cash used in financing activities	$(130)	$(79)
Increase in cash and cash equivalents	280	37
Cash and cash equivalents at the beginning of the period	1,215	863
Cash and cash equivalents at the end of the period	$1,495	$900
Supplemental cash flow information (Note 15).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2025	421,847	$7,448	$94	$(32)	$(513)	$6,997	$4	$7,001
Total comprehensive earnings
Net earnings for the period	—	—	—	—	457	457	(1)	456
Other comprehensive earnings	—	—	—	—	—	—	—	—
	—	—	—	—	457	457	(1)	456
Shares issued on the exercise of stock options (Note 11)	37	—	—	—	—	—	—	—
Shares repurchased (Note 11)	(460)	(8)	—	—	(17)	(25)	—	(25)
Share-based compensation	—	—	1	—	—	1	—	1
Distributions to non-controlling interests	—	—	—	—	—	—	(2)	(2)
Dividends paid	—	—	—	—	(76)	(76)	—	(76)
Balance, March 31, 2026	421,424	$7,440	$95	$(32)	$(149)	$7,354	$1	$7,355
See accompanying notes to the condensed interim consolidated financial statements.

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2024	363,041	$5,940	$94	$(31)	$(1,299)	$4,704	$13	$4,717
Total comprehensive earnings
Net earnings for the period	—	—	—	—	169	169	—	169
Other comprehensive earnings	—	—	—	—	—	—	—	—
	—	—	—	—	169	169	—	169
Shares issued on the exercise of stock options	58	1	—	—	—	1	—	1
Shares repurchased (Note 11)	(909)	(15)	—	—	(5)	(20)	—	(20)
Distributions to non-controlling interests	—	—	—	—	(1)	(1)	—	(1)
Dividends paid	—	—	—	—	(36)	(36)	—	(36)
Balance, March 31, 2025	362,190	$5,926	$94	$(31)	$(1,172)	$4,817	$13	$4,830
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) (the "TSX"), and the New York Stock Exchange (NYSE: PAAS) (the "NYSE").
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia and Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas.
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2025 Annual Financial Statements.
3. MAG ACQUISITION

On May 11, 2025, the Company entered into a definitive agreement with MAG Silver Corp. ("MAG") to acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in Juanicipio. MAG's portfolio also included 100% ownership of the Larder exploration project.
On September 4, 2025, the MAG Acquisition ("MAG Acquisition") was completed. The Company paid total consideration of $2,042 million, which is comprised of the components summarized in the following table:
Total purchase price:

Nature of consideration	Shares	Consideration
Cash	—	$500
Pan American common shares	60,219	1,530
Transaction costs	—	12
Total purchase price	60,219	$2,042

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:
Allocation of the purchase price:

Assets acquired
Cash and cash equivalents	$102
Exploration properties	52
Property, plant and equipment	2
Investment in Juanicipio	1,888
Other current assets	3
Liabilities assumed
Accounts payable and accrued liabilities	(2)
Other liabilities	(3)
Net assets acquired	$2,042
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

March 31, 2026	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,495	$—	$—	$1,495
Trade receivables from provisional concentrates sales (1)	—	75	—	75
Receivables not arising from sale of metal concentrates (1)	118	—	—	118
Investments	29	88	2	119
Contingent consideration (2)	—	37	—	37
Galleon Credit Facility	8	—	—	8
Non-current receivables(2)	12	—	—	12
Derivative assets (3)	—	3	—	3
	$1,662	$203	$2	$1,867
Financial Liabilities:
Debt	$716	$—	$—	$716
Accounts payable and accrued liabilities	$565	$—	$—	$565

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,215	$—	$—	$1,215
Trade receivables from provisional concentrates sales (1)	—	112	—	112
Receivables not arising from sale of metal concentrates (1)	112	—	—	112
Investments	28	75	1	104
Contingent consideration (2)	—	36	—	36
Galleon Credit Facility	8	—	—	8
Non-current receivables(2)	12	—	—	12
Derivative assets (3)	—	4	—	4
	$1,375	$227	$1	$1,603
Financial Liabilities:
Debt (4)	$714	$—	$—	$714
Accounts payable and accrued liabilities	$549	$—	$—	$549
(1)Included in Trade and other receivables.
(2)Included in Other Non-current assets.
(3)Included in Other assets.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
b)Fair Value Information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1:    Quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:    Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At March 31, 2026			At December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets and Liabilities:
Investments	$90	$—	$—	$76	$—	$—
Trade receivables from provisional concentrate sales	—	75	—	—	112	—
Derivative assets	—	3	—	—	4	—
Contingent consideration	—	—	37	—	—	36
	$90	$78	$37	$76	$116	$36
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2025.
ii) Valuation Techniques
Investments
The Company’s investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
Contingent consideration
The Contingent consideration receivable from the disposition of La Arena S.A. is contingent upon successful commencement of commercial production at the La Arena II project and is classified within Level 3 of the fair value hierarchy and valued using a discounted future cash flow model ("DCF"). The key unobservable inputs, which are not materially sensitive, include the estimated time to commercial production and the risk-adjusted weighted average cost of capital ("WACC"). During the three months

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
ended March 31, 2026, there were no changes to the DCF assumptions, and the increase of $1 million (2025 - $1 million) was related to unwinding of the discount.
5. INVENTORIES

	March 31, 2026	December 31, 2025
Stockpile ore	$76	$70
Concentrate inventory	46	27
Heap leach and in process inventory	253	241
Doré and finished inventory	123	105
Materials and supplies	206	197
Total inventories	$704	$640

Current	$650	$588
Non-current(1)	$54	$52
(1)Includes $23 million (December 31, 2025 - $22 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.

Total inventories held at net realizable value ("NRV") amounted to $47 million at March 31, 2026 (December 31, 2025 – $48 million). The following table summarizes NRV recoveries included in production costs and depreciation and amortization:

	Three months ended March 31,
	2026	2025
Production costs	$(3)	$(4)
Depreciation and amortization	(2)	(3)
Total NRV recoveries	$(5)	$(7)
6. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2026
Net of accumulated depreciation	$2,158	$1,568	$502	$1,110	$5,338
Additions	69	9	2	18	98
Disposals	—	—	(15)	(1)	(16)
Depreciation and amortization (1)	(63)	—	—	(52)	(115)
Depreciation charge captured in inventory	4	—	—	—	4
Transfers	(15)	—	—	15	—
Asset retirement obligations – changes in estimate (Note 9)	(7)	(1)	—	—	(8)
As at March 31, 2026	$2,146	$1,576	$489	$1,090	$5,301
Cost as at March 31, 2026	$4,659	$2,451	$535	$2,290	$9,935
Accumulated depreciation and impairments	(2,513)	(875)	(46)	(1,200)	(4,634)
Carrying value – March 31, 2026	$2,146	$1,576	$489	$1,090	$5,301
(1)Excludes $2 million of depreciation and amortization related to the NRV recoveries on inventories (Note 5).

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
7. INVESTMENT IN JUANICIPIO

The Company has significant influence over its investment in Juanicipio due to its 44% ownership interest, therefore accounts for the investment using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures.
Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not covered by operating cash flows generated by Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on the ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.
Changes during the period in the Company’s investment in Juanicipio are detailed as follows:

	March 31, 2026	December 31, 2025
Investment in Juanicipio, opening balance	$1,921	$—
Acquisition of Investment in Juanicipio (Note 3)	—	1,888
Dividends paid to Pan American	—	(44)
Income from equity accounted investment in Juanicipio	88	77
Investment in Juanicipio, closing balance	$2,009	$1,921
A summary of the statement of financial position of Juanicipio is as follows:

	March 31, 2026		December 31, 2025
	100%	44%	100%	44%
Cash and cash equivalents	$453	$199	$288	$127
Other current assets	212	93	177	78
Non-current assets	720	317	724	318
Current liabilities	(90)	(39)	(164)	(72)
Non-current liabilities	(75)	(33)	(21)	(9)
Net assets	$1,220	$537	$1,004	$442
Acquisition fair value and other accounting adjustments		1,472		1,479
Carrying amount of Investment in Juanicipio		$2,009		$1,921
A summary of the statement of earnings of Juanicipio is as follows:

	Three months ended March 31,
	2026
	100%	44%
Revenue	$412	$181
Production costs and royalties	(57)	(25)
Depreciation and amortization	(19)	(8)
Mine operating earnings	336	148
Net income and comprehensive income	$215	$95
Depreciation and amortization of acquisition fair value adjustments		(11)
Deferred tax impact of acquisition fair value adjustments		4
Income from investment in Juanicipio		$88

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
A summary of the statement of cash flows of Juanicipio is as follows:

	Three months ended March 31,
	2026
	100%	44%
Cash and cash equivalents at the beginning of the period	$288	$127
Cash from operating activities	181	79
Cash used in investing activities	(16)	(7)
Cash and cash equivalents at the end of the period	$453	$199
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025
Trade account payables(1)	$203	$187
Royalty payables	70	55
Other accounts payable and accrued liabilities	134	128
Payroll and severance liabilities	134	157
Value added tax liabilities	7	5
Other tax payables	17	17
	$565	$549
(1)No interest is charged on trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
9. PROVISIONS

	March 31, 2026	December 31, 2025
Asset retirement obligations, opening balance	$600	$438
Reclamation paid	(5)	(15)
Revisions in estimates and obligations	(13)	151
Accretion expense	8	26
Asset retirement obligations, closing balance	590	600
Litigation	36	35
Total provisions	$626	$635

Current	$53	$46
Non-current	$573	$589
10. DEBT

	December 31, 2025	Repayments	Accrued Interest	March 31, 2026
Senior note maturing December 2027	$278	$—	$1	$279
Senior note maturing August 2031	430	—	3	433
Construction loans	6	(2)	—	4
Total debt	$714	$(2)	$4	$716

Debt classification	March 31, 2026	December 31, 2025
Current	$4	$5
Non-current	$712	$709

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Senior Notes
The Company has the following senior notes (the "Senior Notes"): $283 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031. These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
Credit Facility
The Credit Facility (the "Credit Facility") has a limit of $750 million plus an accordion feature for up to an additional $250 million, which is available at the discretion of the lenders. As of March 31, 2026, the Company was in compliance with all financial covenants under the Credit Facility, which was undrawn. The borrowing costs under the Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Credit Facility matures on November 24, 2028.
Construction loans
In June 2021 and May 2022, the Company entered into USD denominated five-year loans with a Peruvian financial institution for construction financing. The June 2021 loan bears a 3.60% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.15% interest per annum and requires monthly repayments.
As at March 31, 2026, the carrying value of all construction loans was $4 million (2025 - $6 million).
11. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

Share-based awards (stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"))
For the three months ended March 31, 2026, the Company recorded the following share-based compensation expense included as a component of general and administrative expense:

	Three months ended March 31,
	2026	2025
Stock options and equity-settled RSUs	$1	$1
PSUs	5	4
RSUs intended to be settled in cash	5	3
DSUs	1	1
Total share-based compensation expense	$12	$9

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
The following table summarizes the changes in stock options and RSUs to be settled in equity for the three months ended March 31, 2026:

	Stock Options		Equity-settled RSUs
	Number Outstanding	Weighted Average Exercise Price CAD$	Number Outstanding	Weighted Average Fair Value Price CAD$
As at December 31, 2024	396	$22.90	159	$31.60
Granted	—	—	90	68.41
Exercised/settled	(202)	23.15	(48)	31.61
Expired	(1)	22.95	—	—
Forfeited	(30)	22.92	(17)	31.61
As at December 31, 2025	163	$22.57	184	$49.88
Exercised/settled	(37)	22.50	(4)	44.91
Forfeited	(3)	21.18	—	48.20
As at March 31, 2026	123	$22.62	180	$49.94
As at March 31, 2026, the following PSUs, RSUs intended to be settled in cash, and DSUs were outstanding:

	PSUs	RSUs	DSUs
	Number Outstanding	Number Outstanding	Number Outstanding
As at December 31, 2024	881	858	131
Granted	140	347	46
Exercised/settled	(128)	(359)	—
Expired	(31)	—	—
Forfeited	—	(86)	—
As at December 31, 2025	862	760	177
Exercised/settled	(199)	(12)	—
Forfeited	—	(1)	—
As at March 31, 2026	663	747	177
Issued share capital
The Company is authorized to issue 800 million common shares without par value.
Dividends
The Company declared the following dividends for the three months ended March 31, 2026 and for the year ended December 31, 2025:

Declaration Date	Record Date	Dividend per common share
May 5, 2026	May 19, 2026	0.18
February 18, 2026	March 2, 2026	0.18
November 12, 2025	November 24, 2025	0.14
August 6, 2025	August 18, 2025	0.12
May 7, 2025	May 20, 2025	0.10
February 19, 2025	March 3, 2025	0.10
Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine.
As at March 31, 2026 and 2025, there were 313.9 million CVRs outstanding that are convertible into 15.6 million common shares.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Normal Course Issuer Bid ("NCIB")
On March 6, 2025, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,107,917 common shares between March 6, 2025 and March 5, 2026. On March 4, 2026, the Company renewed the NCIB until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 186,936 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three months ended March 31, 2026, 460,200 (2025 - 909,012) common shares were repurchased for cancellation under the NCIB at an average price of $54.04 per share for a total consideration of $25 million (2025 - average price of $22.00 per share for total consideration of $20 million).
12. PRODUCTION COSTS

	Three months ended March 31,
	2026	2025
Materials and consumables	$146	$127
Salaries and employee benefits	145	128
Contractors	117	98
Utilities	22	18
Insurance	3	5
Other expense	5	(2)
Changes in inventories (1)	(57)	6
	$381	$380
(1)Includes NRV adjustments to inventories to reduce production costs by $3 million during the three months ended March 31, 2026 (2025 - $4 million).
13. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended March 31,
	2026	2025
Current income tax expense	$197	$64
Deferred income tax recovery	(12)	(19)
Income tax expense	$185	$45
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three months ended March 31, 2026 and the comparable period for 2025 were changes in the recognition of certain deferred tax assets, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2026	2025
Income before taxes and non-controlling interest	$641	$214
Statutory Canadian income tax rate	27%	27%
Income tax expense based on above rates	$173	$58
Increase (decrease) due to:
Non-deductible expenditures	(4)	1
Foreign tax rate differences	(16)	5
Change in net deferred tax assets not recognized	11	(12)
Effect of other taxes paid (mining and withholding)	32	9
Effect of foreign exchange on tax expense	6	(13)
Non-taxable impact of foreign exchange	11	2
Changes to opening temporary differences	3	(2)
Impact of inflation	(6)	(1)
Impact of change in effective tax rate on deferred tax	(18)	—
Other	(7)	(2)
Income tax expense	$185	$45
Effective income tax rate	29%	21%
14. EARNINGS PER SHARE

For the three months ended March 31,	2026	2025
Net earnings attributable to equity holders of the Company	$457	$169
Basic weighted average number of shares	421,849	362,408
Effect of Dilutive Securities:
Stock Options	81	112
Diluted weighted average number of shares	421,930	362,520

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	1.08	0.47
Diluted earnings per share	1.08	0.47

	Three months ended March 31,
Potentially issuable anti-dilutive securities	2026	2025
Share options	—	5
Potential shares from CVR conversion (1)	15,600	15,600
	15,600	15,605
(1)    There were 314 million CVRs outstanding at March 31, 2026 (2025 - 314 million).

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
15. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in non-cash operating working capital items and significant non-cash items:

	Three months ended March 31,
Other operating activities	2026	2025
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses	$4	$6
Gains on derivatives	—	(16)
Share-based compensation expense (Note 11)	1	1
Losses on sale of mineral properties, plant and equipment	9	1
	$14	$(8)

	Three months ended March 31,
Changes in non-cash operating working capital items:	2026	2025
Trade and other receivables	$22	$(7)
Inventories	(63)	1
Prepaid expenses	(12)	(8)
Accounts payable and accrued liabilities	23	(49)
Legal provisions	1	1
	$(29)	$(62)

Cash and Cash Equivalents	March 31, 2026	December 31, 2025
Cash in banks	$1,374	$1,143
Short maturity investments	121	72
Cash and cash equivalents	$1,495	$1,215
16. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's President and CEO, the Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The financial performance of the operating segments is principally evaluated by the CODM with reference to attributable mine operating earnings. Mine operating earnings is the net result of segmental revenue less production costs, royalties and depreciation and amortization. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
The accounting policies of the operating segments are the same as the ones described in Note 2 of the 2025 Annual Financial Statements with the exception of mining operations with non-controlling interests and the treatment of the investment in Juanicipio, which was acquired on September 4, 2025 (Note 3). The Company's investment in Juanicipio is accounted for under the equity method. However, for internal reporting and analysis, the Company evaluates the operating performance of the Juanicipio mine by including the Company's attributable 44% share of revenues, expenses and capital expenditures.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended March 31, 2026
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$80	$28	$3	$49	$15
	Juanicipio	181	25	19	137	9
Peru	Huaron	80	34	7	39	12
Bolivia	San Vicente	55	34	2	19	2
Argentina	Cerro Moro	167	60	14	93	6
Attributable Total Silver Segment		$563	$181	$45	$337	$44
Gold Segment:
Mexico	Dolores	37	17	5	15	—
Peru	Shahuindo	141	40	16	85	16
Canada	Timmins	128	61	12	55	19
Brazil	Jacobina	206	53	29	124	31
Chile	El Peñon	173	60	17	96	9
	Minera Florida	84	44	6	34	10
Attributable Total Gold Segment		$769	$275	$85	$409	$85
Other segment:
Corporate and other		—	—	2	(2)	—
Attributable Consolidated Total		$1,332	$456	$132	$744	$129
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(181)	(25)	(19)	(137)	(9)
Add proportionate share of non-controlling interests		3	2	—	1	—
Reported Consolidated Total		$1,154	$433	$113	$608	$120
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended March 31, 2025
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$54	$32	$6	$16	$11
Peru	Huaron	56	33	8	15	8
Bolivia	San Vicente	34	24	3	7	—
Argentina	Cerro Moro	80	56	8	16	5
Attributable Total Silver Segment		$224	$145	$25	$54	$24
Gold Segment:
Mexico	Dolores	56	19	15	22	—
Peru	Shahuindo	98	39	15	44	9
Canada	Timmins	89	54	9	26	15
Brazil	Jacobina	130	46	27	57	14
Chile	El Peñon	120	60	20	40	10
	Minera Florida	54	39	5	10	7
Attributable Total Gold Segment		$547	$257	$91	$199	$55
Other segment:
Corporate and other		—	—	3	(3)	1
Attributable Consolidated Total		$771	$402	$119	$250	$80
Reconciliation to Reported Measures
Add proportionate share of non-controlling interests		2	1	—	1	—
Reported Consolidated Total		$773	$403	$119	$251	$80
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

Reconciliation of Mine operating earnings to Earnings before income taxes
	2026	2025
Attributable segmental mine operating earnings	$744	$250
Less: the Company's 44% share of Juanicipio operating results	(137)	—
Add: proportionate share of non-controlling interests	1	1
Mine operating earnings as reported	$608	$251
General and administrative	(39)	(25)
Income from investment in Juanicipio (Note 7)	88	—
Exploration and project development	(6)	(4)
Mine care and maintenance	(7)	(8)
Foreign exchange gains	4	—
Derivative gains	—	16
Loss on disposition of Mineral properties, plant and equipment	(9)	(1)
Change in asset retirement obligations	5	(2)
Other expense	(1)	2
Investment income	22	5
Interest and finance expense	(24)	(20)
Earnings before income taxes	$641	$214

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

	Three months ended March 31,
Revenue	2026	2025
Refined silver and gold	$929	$622
Zinc concentrate (1)	32	41
Lead concentrate (1)	107	75
Copper concentrate (1)	29	10
Silver concentrate (1)	57	25
Total	$1,154	$773
(1)    Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.

PAN AMERICAN SILVER CORP.	18